UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File No. 001-42030

Loar Group Inc. 401(k) Plan

(Full title of the plan)

Loar Holdings Inc.

(Name of issuer of the securities held pursuant to the plan)

20 New King Street

White Plains, New York 10604

(Address of the plan and address of issuer's principal executive offices)

Loar Group Inc. 401(k) Plan

December 31, 2025 and 2024

Report of Independent registered public accounting firm

To the Plan Administrator and Plan Management of the

Loar Group Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Loar Group Inc. 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2025, and Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of Plan Management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2026.

Fort Worth, Texas

June 26, 2026

Loar Group Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
Assets
Investments, at fair value	$89,743,208	$74,981,619
Notes receivable from participants	1,269,683	1,268,144
Contributions receivable
Employer	284	—
Participant	567	—
Net Assets Available for Benefits	$91,013,742	$76,249,763

See Notes to Financial Statements.

Loar Group Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025

Additions
Investment Income
Interest and dividends	$3,659,978
Net appreciation in fair value of investments	9,486,911
13,146,889
Interest income on notes receivable from participants	107,015
Contributions
Employer	2,071,446
Participant	5,976,598
Rollovers	904,585
Total contributions	8,952,629
Total additions	22,206,533
Deductions
Benefits paid to participants	8,634,180
Administrative expenses	101,846
Total deductions	8,736,026
Net Increase	13,470,507
Transfers into Plan (see Note 1)	1,293,472
Net Assets Available for Benefits
Beginning of year	76,249,763
End of year	$91,013,742

See Notes to Financial Statements.

Loar Group Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Note 1 - Description of Plan

The following brief description of the Loar Group Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was originally adopted effective January 1, 2015, and has from time to time been further amended. The Plan is a defined contribution profit-sharing plan covering qualified employees, as defined in the Plan, employed by the following (collectively, the Employer or Company):

•
Loar Group Inc.
•
Aviation Manufacturing Group, LLC dba The Freeman Company (AMG)
•
AGC Acquisition, LLC dba AGC, Incorporated (AGC)
•
Terry’s Precision Products LLC dba Terry’s Machine & Mfg. Inc. (TMM)
•
Applied Engineering, Inc.
•
General Ecology, Inc.
•
SAF Industries, LLC dba Gar Kenyon
•
Maverick Molding Co.
•
SMR Acquisition LLC (SMR)
•
Hydra-Electric Company (Hydra)
•
BAM, Inc. (BAM)
•
Safe Flight Instrument, LLC (SFI)
•
Pacific Piston Ring Co., Inc. (PPR)
•
AOG Aviation Spares LLC (AOG)
•
Schroth Safety Products, LLC (effective January 2024)
•
CAV Ice Protection, Inc (effective February 2025)

Plan Amendments

The Plan has adopted certain provisions to comply with recent legislative and regulatory changes, including increasing the mandatory distribution limit from $5,000 to $7,000 as of January 1, 2024 and allowing increased catch-up contributions for eligible participants as of January 1, 2025 in connection with the SECURE 2.0 Act. However, as allowed by those regulations, the Plan has not been formally amended as of December 31, 2025.

The Plan was amended, effective February 18, 2025, to merge the CAV Ice Protection, Inc. 401(k) Plan into the Plan. Participant account balances of $1,293,472 were transferred into the Plan in February 2025.

On May 19, 2025, the Employer elected to establish share accounted stock trading within the Plan. The Employer opened the real time trading option to purchase Loar Holdings stock in the Plan effective July 1, 2025.

Loar Group Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Administration

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Employer’s Board of Directors is responsible for oversight of the Plan. The 401(k) Retirement Plan Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Employer’s Board of Directors. Fidelity Workplace Services LLC provides recordkeeping services for the Plan. Fidelity Management Trust Company (the “Trustee”) provides trust services for the Plan.

Eligibility

Employees are eligible to participate in the Plan for elective deferrals and Employer matching contributions on the first of the month coinciding with or following the completion of three months of service and reaching the age of eighteen. Leased employees, reclassified employees, temporary employees, and self-employed individuals are not eligible to participate in the Plan.

Contributions

The Plan allows participants to contribute up to 80% of their pretax annual compensation, as defined by the Plan. Contributions are subject to certain Internal Revenue Code (IRC) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Plan allows participants to designate contributions as Roth contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollover).

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 4% of eligible compensation (if enrolled prior to November 1, 2023) and at 6% if enrolling after November 1, 2023. The contributions are invested in a designated fund until changed by the participant.

Except for SMR employees and PPR union employees, the Employer matches participant contributions equal to 50% of the first 6% of compensation for a maximum Employer match of 3% of compensation. The Employer may also make a discretionary nonelective contribution in an amount equal to a percentage of eligible contributions made by each eligible participant during the Plan year. There was no discretionary nonelective contribution for the year ended December 31, 2025.

SMR Contributions – Due to SMR’s employees consisting of union and non-union members, their Employer contribution calculation is different from the rest of the Plan. Union employees that meet the Employer contribution eligibility requirements outlined above automatically receive a 3% nonelective Employer contribution, regardless of if the employee is deferring into the Plan or not. In addition, union employees who are deferring into the Plan receive a 50% matching contribution on up to 2% of employee contributions (maximum 1% match). Non-union employees receive a match of 100% of the first 3% of employee contributions plus 50% of the next 2% of employee contributions for an Employer match of 4% of compensation.

PPR Union Employee Contributions – The Employer contribution calculation for PPR union employees is different from the rest of the Plan. Union employees that meet the Employer contribution eligibility requirements outlined above automatically receive a 3% nonelective Employer contribution, regardless of whether the employee is deferring into the Plan or not. There is no additional Employer Match on union employee participant contributions into the Plan. All non-union PPR employees receive the Employer matching contribution of 50% of the first 6% of the employee contributions (maximum 3% match).

All contributions are invested as directed by participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions (including rollovers) and the Employer matching contributions, as well as allocations of the Employer discretionary contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant’s compensation, account balances or specific participant transactions, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Loar Group Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Investment Options

Upon enrollment to the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

Vesting

For participants hired prior to February 1, 2015 with Loar Group, Inc., AMG, AGC, and TMM, all contributions are fully vested. For participants hired prior to December 1, 2016 with Applied Engineering, Inc., General Ecology, Inc., and SAF Industries, LLC, all contributions are fully vested. For participants hired prior to January 1, 2018 with Maverick Molding Co., all contributions, except for Employer fixed matching contributions, are fully vested. For participants hired prior to January 1, 2020 with Hydra and BAM, all contributions are fully vested. Participants who are employees of SMR receive credit for their years of service prior to being acquired by the Loar Group, Inc. on February 18, 2019, and follow the below vesting schedule for Employer contributions. For participants hired prior to July 1, 2021 with SFI and PPR, all contributions are fully vested. For participants hired prior to January 12, 2024 with Schroth Safety Products, LLC, all contributions are fully vested. For participants hired prior to February 18, 2025 with CAV Ice Protection, Inc, all contributions are fully vested. New participants and those not otherwise described above are fully vested in their contributions (including rollovers) plus actual earnings and are vested in the Employer’s contributions to the Plan according to the following schedule:

Completed	Vested
Years of Service	Percentage
Less than one	0%
1st Year	20%
2nd Year	40%
3rd Year	60%
4th Year	80%
5th Year	100%

Separate provisions apply in the event of death, disability or reaching early or normal retirement age.

Forfeitures

At December 31, 2025 and 2024, forfeited non-vested accounts totaled $133,979 and $76,789, respectively. These accounts will be used to reduce future employer contributions or offset Plan expenses. During the year ended December 31, 2025, forfeited non-vested accounts of $95,126 were used to pay administrative expenses of the Plan and $11,481 were used to reduce employer matching contributions.

Notes Receivable from Participants

Participants may borrow from their fund accounts, a minimum of $1,000 up to a maximum of lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding loan balance in the participant’s account during the prior twelve month period. The notes are secured by the balance in the participant’s account. All notes shall bear a reasonable rate of interest as determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for notes which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the proceeds of the note were used to acquire the participant’s residence, in which case the note terms can range up to 10 years. A participant may have no more than one outstanding note at any one time.

Payment of Benefits

Participants may elect to receive a lump-sum amount equal to the value of their vested interest upon retirement, termination of service, death or disability. A terminated participant with a balance of less than $1,000 may be automatically paid out by the Plan upon termination. Any terminated participants with a balance between $1,000 and $7,000 can still be automatically paid out if their balance is rolled into a qualified Individual Retirement Account. Distributions may be made at the participant’s election prior to termination upon attainment of age 59 ½ or hardship as defined in the Plan document.

Loar Group Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s 401(k) Retirement Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and trustee. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation or depreciation consists of realized gains and losses and changes in unrealized gains or losses on investments during the year.

Contributions

Participant contributions and the related Employer matching contributions are recorded in the year in which the employee contributions are withheld from compensation.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Payment of Benefits

Distributions to participants are recorded when payment is made. In-kind distributions are recorded based on the market value of the shares at the date of distribution.

Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company. Expenses that are paid directly by the Employer are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment-related expenses are included in net appreciation in fair value of investments presented in the accompanying statement of changes in net assets available for benefits. Certain administrative functions are performed by officers or employees of the Employer. No such officer of employee received compensation from the Plan.

Loar Group Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Note 3 - Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification 820 (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs to the valuation methodology include:

•
Quoted prices for similar assets or liabilities in active markets;
•
Quoted prices for identical or similar assets or liabilities in inactive markets;
•
Inputs other than quoted prices that are observable for the asset or liability; and
•
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Mutual funds (including money market mutual funds) – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Self-directed brokerage account – Account primarily consists of mutual funds, common stock, and corporate bonds. Mutual funds are valued at the daily closing price as reported by the fund. These funds are required to publish their daily NAV and to transact at that price and are deemed to be actively traded. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Corporate bonds are valued using observable market inputs, including benchmark yields, credit spreads, and other market data.

Collective investment trust – Valued at the NAV of the fund’s underlying investments held at year end. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the observable market prices of the underlying investments within the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Loar Group Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Money market fund	$1,673,686	$—	$—	$1,673,686
Mutual funds	82,918,520	—	—	82,918,520
Common stock	36,894	—	—	36,894
Self-directed brokerage account	650,033	216,218	—	866,251
	$85,279,133	$216,218	$—	85,495,351
Collective investment trust measured at net asset value (a)				4,247,857
Total Investments at fair value				$89,743,208

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Money market fund	$1,300,554	$—	$—	$1,300,554
Mutual funds	68,042,027	—	—	68,042,027
Self-directed brokerage account	528,817	177,248	—	706,065
	$69,871,398	$177,248	$—	70,048,646
Collective investment trust measured at net asset value (a)				4,932,973
Total Investments at fair value				$74,981,619

(a)
Restrictions - In accordance with FASB ASC Subtopic 820-10, certain investments that are measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
Note 4 -
Fair Value of Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)

The following tables set forth additional disclosures of Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of:

	December 31, 2025
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective investment trust	$4,247,857	$—	Daily(I)	None

	December 31, 2024
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective investment trust	$4,932,973	$—	Daily(I)	None

(l)
Restrictions consist of 1) withdrawals prompted by certain events (e.g., layoffs, early retirement windows, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in laws or regulations), which may result getting paid less than book value balance, and 2) the Contracts prohibit from making a direct exchange from this fund to such competing funds. Instead, a person must first exchange to a non-competing fund for 90 days.

Note 5 - Tax Status

The Plan uses a pre-approved plan document sponsored by FMR LLC, which received an opinion letter from the Internal Revenue Services (IRS), dated June 30, 2020, stating that the pre-approved document satisfies the applicable provisions of the Internal Revenue Code (IRC). The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Loar Group Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 - Related Party and Party-in-Interest Transactions

Participants have the option to invest their deferrals into the Company's common stock. In addition, certain Plan investments consist of investments managed by Fidelity Investments. Fidelity Investments and Fidelity Management Trust Company, the trustee as defined by the Plan, are related entities. As described in Note 2, the Plan paid certain expenses related to Plan operations and investment activity to various service providers. These transactions are exempt party-in-interest transactions under ERISA.

The trustee provides certain administrative services to the Plan pursuant to a service agreement between the Plan and the trustee. The trustee receives income from mutual fund service providers for services provided to the funds. This income is used to offset certain amounts owed to the trustee for its administrative services to the Plan.

If the income received by Fidelity Management Trust Company from such mutual fund service providers exceeds the amount owed under the service agreement, Fidelity Management Trust Company remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participant. During the year ended December 31, 2025 income in the amount of $110,882 was used to offset administrative services.

Note 7 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or global conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 - Regulatory Matters and Late Contributions

During 2025 and 2024, the Employer identified instances where participant contributions totaling $321,918 and $259,592, respectively, were remitted later than the time period permitted by the Department of Labor (DOL). As a result, these late remittances were disclosed as prohibited transactions on Form 5500. Delays in remitting contributions to the trustee were due to administrative errors.

The Employer has had communications with the DOL regarding these matters. The contributions have been remitted to the Plan. Related lost earnings have been or are in the process of being remitted to the Plan. The Employer is in the process of correcting these transactions through the DOL’s Voluntary Fiduciary Correction Program (VFCP).

Loar Group Inc. 401(k) Plan

Form 5500, Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2025

EIN: 45-4104058

Plan: 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue Borrower,	Description of Investment Including Maturity Date,		Current
*	Lessor or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Cost	Value
	Mutual Funds
*	Fidelity Investments	Fidelity 500 Index Adv	N/A	$11,224,116
*	Fidelity Investments	Fidelity Freedom 2035 K	N/A	10,356,089
*	Fidelity Investments	Fidelity Freedom 2030 K	N/A	8,989,731
*	Fidelity Investments	Fidelity Freedom 2025 K	N/A	7,765,077
*	Fidelity Investments	Fidelity Blue Chip Growth	N/A	6,670,967
*	Fidelity Investments	Fidelity Freedom 2040 K	N/A	6,002,413
*	Fidelity Investments	Fidelity Freedom 2045 K	N/A	5,938,460
*	Fidelity Investments	Fidelity Freedom 2050 K	N/A	4,021,404
*	Fidelity Investments	Fidelity Freedom 2055 K	N/A	2,356,891
*	Fidelity Investments	Fidelity Freedom 2020 K	N/A	2,225,098
*	Fidelity Investments	Government Money Market Fund	N/A	1,673,686
*	Fidelity Investments	Fidelity Freedom 2060 K	N/A	1,617,414
*	Fidelity Investments	Fidelity Large Cap Stock	N/A	1,445,409
*	Fidelity Investments	Fidelity Balanced	N/A	1,178,125
*	Fidelity Investments	Fidelity Freedom Income K	N/A	1,156,481
	American Beacon	ABF Large Cap Value Inv	N/A	1,129,698
*	Fidelity Investments	Fidelity Global XUS Index Adv	N/A	1,018,128
	Janus	Janus Enterprise A	N/A	923,894
*	Fidelity Investments	Fidelity Freedom 2015 K	N/A	902,086
*	Fidelity Investments	Fidelity Freedom 2065 K	N/A	884,675
	MFS	MFS Mid Cap Value R3	N/A	854,024
*	Fidelity Investments	Fidelity Total Bond	N/A	791,946
	Principal	Principal Small Cap R5	N/A	738,576
*	Fidelity Investments	Fidelity Extend Market Index Adv	N/A	723,900
	Franklin	Franklin Small Cap Growth A	N/A	628,477
*	Fidelity Investments	Fidelity US Bond Index Adv	N/A	548,069
*	Fidelity Investments	Fidelity Intl Discovery	N/A	534,575
	GQG Partners Inc	GQG Partners Emerging Markets Equity R6	N/A	454,113
*	Fidelity Investments	Fidelity Freedom 2010 K	N/A	422,208
*	Fidelity Investments	Fidelity Inflation Protection Bond	N/A	301,267
	Nomura	Nomura Small Cap Value A	N/A	269,779
*	Fidelity Investments	Fidelity Real Estate Invs	N/A	209,318
	Invesco	Invesco Oppenheimer MS Mid Cap	N/A	184,767
*	Fidelity Investments	Fidelity New Markets Inc	N/A	151,416
	Eaton Vance	Eaton Vance Income Fund of Boston I	N/A	130,681
	Franklin Templeton Investments	BrandywineGLOBAL Global Opportunities Bond	N/A	89,590
*	Fidelity Investments	Fidelity Freedom 2070 K	N/A	79,658

*	Loar Holdings	Loar Holdings Stock	N/A	36,894

**	Self-directed brokerage account	Various	N/A	866,251

	Collective Investment Trusts Putnam Fiduciary Trust Company	Putnam Stable Value	N/A	4,247,857

*	Notes receivable from participants	Maturing January 2026 to February 2051 at interest rates of 4.25% to 9.50%	—	1,269,683

		Total		$91,012,891

*A party-in-interest as defined by ERISA.

**Includes investments which are party-in-interest as defined by ERISA.

N/A - Not applicable for participant-directed plan.

Loar Group Inc. 401(k) Plan

Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2025

EIN: 45-4104058

Plan: 001

		Total that Constitutes Nonexempt Prohibited Transactions
	Participant	Late Participant			Contributions	Total Fully
	Contributions	Loan Repayments		Contributions	Pending	Corrected Under
	Transferred Late	are Included	Contributions	Corrected	Correction	VFCP and
	to Plan	(Yes/No)	Not Corrected	Outside VFCP	in VFCP	PTE-2002-51
(a)	$259,592	Yes	$19,461	$240,131	$—	$—
(b)	$321,918	Yes	$321,918	$—	$—	$—

(a) Amount represents late contributions during the 2024 plan year. The contributions were remitted during 2024 and lost earnings are in the process of being fully corrected.

(b) Amount represents late contributions during the 2025 plan year. The contributions were remitted during 2025. Lost earnings were not funded during 2025.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Loar Group Inc. 401(k) Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Loar Group Inc. 401(k) Plan (Name of Plan))

Date: June 26, 2026	By:	/s/ Glenn D'Alessandro
Glenn D’Alessandro
Chairperson, Loar Group Inc. 401(k) Retirement Committee